GALIANO GOLD INC.

(formerly Asanko Gold Inc.1)

CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2020 and 2019

(Expressed in United States dollars, unless otherwise noted)

1 The Company's name was changed from "Asanko Gold Inc." to "Galiano Gold Inc." effective April 30, 2020

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

Management's Report on Financial Statements

The consolidated financial statements of Galiano Gold Inc. have been prepared by, and are the responsibility of, the Company's management. The consolidated financial statements have been prepared by management on a going concern basis in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not exact since they include certain amounts based on estimates and judgements. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects.

The Board of Directors is responsible for ensuring management fulfills its financial reporting responsibilities. The Audit Committee meets with the Company's management and external auditors to discuss the results of the audits and to review the consolidated financial statements prior to the Audit Committee's submission to the Board of Directors for approval. The Audit Committee also reviews the quarterly financial statements and recommends them for approval to the Board of Directors, reviews with management the Company's systems of internal control, and reviews the scope of the external auditors' audit and non‐audit work. The Audit Committee is appointed by the Board, and all of its members are independent directors.

The consolidated financial statements have been audited by KPMG LLP, Chartered Professional Accountants, in accordance with the standards of the Public Company Accounting Oversight Board (United States) on behalf of the shareholders.

Management's Report on Internal Controls over Financial Reporting

Management has developed and maintains systems of internal accounting and administrative controls in order to provide, on a reasonable basis, assurance that the financial information is relevant, reliable and accurate and that the Company's assets are appropriately accounted for and adequately safeguarded. All internal control systems have inherent limitations, including the possibility of circumvention and overriding of controls, and therefore, may not prevent or detect misstatements. Management has assessed the effectiveness of the Company's internal control over financial reporting based on the framework in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on management's assessment, the Company's internal control over financial reporting is effective as at December 31, 2020.

"Greg McCunn"	"Fausto Di Trapani"
_______________________________________________	______________________________________________
Greg McCunn	Fausto Di Trapani
Director and Chief Executive Officer	Executive Vice President and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Galiano Gold Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Galiano Gold Inc. and its subsidiaries (the Company) as of December 31, 2020 and 2019, the related consolidated statements of operations and comprehensive income (loss), changes in equity, and cash flows for each of the years in the two‑year period ended December 31, 2020, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and its financial performance and its cash flows for each of the years in the two‑year period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

Chartered Professional Accountants

Vancouver, Canada
March 10, 2021

We have served as the Company’s auditor since 2011.

GALIANO GOLD INC.
(formerly Asanko Gold Inc.)
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS AT DECEMBER 31, 2020 AND 2019
(In thousands of United States Dollars)

		December 31, 2020	December 31, 2019
	Note	$	$

Assets
Current assets
Cash and cash equivalents		62,151	31,109
Receivables		186	161
Receivable due from related party	6	2,675	4,183
Prepaid expenses and deposits		529	347
		65,541	35,800
Non-current assets
Financial assets	7	78,299	108,025
Investment in Joint Venture	8	59,159	-
Right-of-use asset	9	485	589
Property, plant and equipment		106	90
		138,049	108,704

Total assets		203,590	144,504

Liabilities
Current liabilities
Accounts payable and accrued liabilities		3,524	2,234
Lease liability	9	94	83
		3,618	2,317
Non-current liabilities
Long-term incentive plan liabilities	11(b),11(c)	668	416
Lease liability	9	421	514
		1,089	930

Total liabilities		4,707	3,247

Equity
Share capital	10	578,750	578,385
Equity reserves	11	49,957	50,072
Accumulated deficit		(429,824)	(487,200)
Total equity		198,883	141,257

Total liabilities and equity		203,590	144,504

Commitments and contingencies		12
Subsequent event		23

The accompanying notes form an integral part of these consolidated financial statements.

Approved on behalf of the Board of Directors:

"Greg McCunn"	“Marcel de Groot”
__________________________________________________	__________________________________________________
Director	Director

GALIANO GOLD INC.
(formerly Asanko Gold Inc.)
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
(In thousands of United States Dollars, except dollar per share amounts)

		2020	2019
	Note	$	$

Share of net income (loss) related to joint venture	8	59,159	(126,264)
Service fee earned as operators of joint venture	6	4,917	4,963
General and administrative expenses	13	(14,757)	(11,828)
Income (loss) from operations and joint venture		49,319	(133,129)

Finance income	14	8,325	871
Finance expense	15	(45)	(35,650)
Foreign exchange loss		(223)	(20)
Net income (loss) after tax and comprehensive income (loss) for the year		57,376	(167,928)

Net income (loss) per share:
Basic		0.26	(0.74)
Diluted		0.26	(0.74)

Weighted average number of shares outstanding:
Basic	17	223,655,880	225,867,169
Diluted	17	224,919,474	225,867,169

The accompanying notes form an integral part of these consolidated financial statements.

GALIANO GOLD INC.
(formerly Asanko Gold Inc.)
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
(In thousands of United States Dollars, except for number of common shares)

		Number of shares	Share capital	Equity reserves	Accumulated deficit	Total equity
	Note		$	$	$	$

Balance as at December 31, 2018		225,804,614	578,853	49,261	(319,272)	308,842
Issuance of common shares on exercise of stock options	11(a)	403,116	490	(158)	-	332
Shares repurchased and cancelled under normal course issuer bid	10(c)	(1,108,920)	(958)	-	-	(958)
Share-based payments	11(a)	-	-	969	-	969
Net loss and comprehensive loss for the year		-	-	-	(167,928)	(167,928)
Balance as at December 31, 2019		225,098,810	578,385	50,072	(487,200)	141,257
Issuance of common shares on exercise of stock options	11(a)	1,912,775	2,661	(768)	-	1,893
Shares repurchased and cancelled under normal course issuer bid	10(c)	(2,758,063)	(2,296)	-	-	(2,296)
Share-based payments	11(a)	-	-	653	-	653
Net income and comprehensive income for the year		-	-	-	57,376	57,376
Balance as at December 31, 2020		224,253,522	578,750	49,957	(429,824)	198,883

The accompanying notes form an integral part of these consolidated financial statements.

GALIANO GOLD INC.
(formerly Asanko Gold Inc.)
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
(In thousands of United States Dollars)

		2020	2019
	Note	$	$

Operating activities:
Net income (loss) for the year		57,376	(167,928)
Adjustments for:
Share of net (earnings) loss related to joint venture	8	(59,159)	126,264
Depreciation		163	98
Share-based payments	11(a),11(b),11(c),13	2,168	1,789
Finance income	14	(8,325)	(871)
Finance expense	15	35	35,640
Unrealized foreign exchange (gain) loss		(187)	20
Operating cash flow before working capital changes		(7,929)	(4,988)
Change in non-cash working capital	18	1,525	(3,760)
Cash used in operating activities		(6,404)	(8,748)

Investing activities:
Expenditures on property, plant and equipment		(76)	(39)
Gold Fields investment in joint venture	7(b)	-	20,000
Redemption of preferred shares in joint venture	7(a)	37,500	10,000
Interest received		506	210
Cash provided by investing activities		37,930	30,171

Financing activities:
Shares issued for cash on exercise of stock options	11(a)	1,893	332
Shares repurchased under normal course issuer bid	10(c)	(2,296)	(958)
Office lease payments	9	(117)	(39)
Cash used in financing activities		(520)	(665)

Impact of foreign exchange on cash and cash equivalents		36	(7)

Increase in cash and cash equivalents during the year		31,042	20,751
Cash and cash equivalents, beginning of year		31,109	10,358
Cash and cash equivalents, end of year		62,151	31,109

Supplemental cash flow information	18

The accompanying notes form an integral part of these consolidated financial statements.

GALIANO GOLD INC.
(formerly Asanko Gold Inc.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
(In thousands of United States Dollars, unless otherwise noted)

1. Nature of operations

 Galiano Gold Inc. ("Galiano" or the "Company") was incorporated on September 23, 1999 under the laws of British Columbia, Canada. The Company changed its name from Asanko Gold Inc. to Galiano Gold Inc. which was approved by the Company's shareholders at its Annual General and Special Meeting on April 30, 2020. The Company's head office and principal address is located at 1640 - 1066 West Hastings Street Vancouver, British Columbia, V6E 3X1, Canada. The Company's registered and records office is located at Suite 2600, Three Bentall Centre, 595 Burrard Street, Vancouver, V7X 1L3. The Company's common shares trade on the Toronto Stock Exchange ("TSX") and NYSE American Exchange ("NYSE American") under the ticker symbol "GAU".

 The Company's principal business activity is the operation of the Asanko Gold Mine ("AGM") through a 50:50 joint venture arrangement (the "JV") associated with the Company's 45% economic interest in the AGM (see note 8) and exploration and development of the JV's mineral property interests. The Government of Ghana has a 10% free-carried interest in the AGM. The AGM consists of two neighboring gold projects, the Obotan Project and the Esaase Project, both located in the Amansie West District of the Republic of Ghana ("Ghana"), West Africa.

 In addition to its interest in the AGM, the Company's interest in the JV also includes a 50% interest in a portfolio of other Ghanaian gold concessions in various stages of exploration.

2. Basis of presentation

(a) Statement of compliance

These consolidated financial statements have been prepared using accounting policies in accordance with IFRS as issued by the IASB and Interpretations issued by the International Financial Reporting Interpretations Committee ("IFRIC").

These consolidated financial statements were authorized for issue and approved by the Board of Directors on March 10, 2021.

(b) Basis of presentation and consolidation

These consolidated financial statements have been prepared on a historical cost basis, except for financial instruments carried at fair value.

All amounts are expressed in thousands of United States dollars, unless otherwise stated, and the United States dollar is the functional currency of the Company and each of its subsidiaries. References to C$ are to Canadian dollars.

These consolidated financial statements incorporate the financial information of the Company and its subsidiaries as at December 31, 2020. Subsidiaries are entities controlled by the Company. Control exists when the Company has power, directly or indirectly, to govern the financial and operating policies of an entity as to obtain benefits from its activities. Subsidiaries are included in the consolidated financial statements of the Company from the effective date of acquisition up to the effective date of disposition or loss of control.

All significant intercompany amounts and transactions between the Company and its subsidiaries have been eliminated on consolidation.

Certain comparative period information has been restated to conform to the current year presentation.

GALIANO GOLD INC.
(formerly Asanko Gold Inc.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
(In thousands of United States Dollars, unless otherwise noted)

2. Basis of presentation (continued)

The principal subsidiaries and joint arrangements to which the Company is a party, as well as their geographic locations, were as follows as at December 31, 2020:

Affiliate name	Location	Interest	Classification and accounting method
Galiano Gold South Africa (PTY) Ltd.[2]	South Africa	100%	Consolidated
Galiano International (Barbados) Inc. [2,3]	Barbados	100%	Consolidated
Galiano Gold (Barbados) Inc. [2,3]	Barbados	100%	Consolidated
Asanko Gold Ghana Limited	Ghana	45%	Joint venture; equity method
Adansi Gold Company (GH) Limited	Ghana	50%	Joint venture; equity method
Shika Group Finance Limited	Isle of Man	50%	Joint venture; equity method

2 Company changed their official names during the year to align with Galiano's change of name.
3 Effective February 15, 2021, the Company’s Barbados subsidiaries were migrated to the Isle of Man.

3. Significant accounting policies

The accounts policies described in this section were those applied by the Company and/or the JV (see note 8) during the year ended December 31, 2020 and 2019.

(a) Business combinations

 Acquisitions of subsidiaries and businesses are accounted for using the acquisition method. The cost of the business combination is measured as the aggregate of the fair value at the date of acquisition of the consideration transferred in exchange for the interest in the acquiree. The acquiree's identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3 are recognized at their fair values at the acquisition date. The acquisition date is the date the Company obtains control over the acquiree, which is generally the date that consideration is transferred and the Company acquires the assets and assumes the liabilities of the acquiree. The Company considers all relevant facts and circumstances in determining the acquisition date.

 Acquisition-related costs, other than costs to issue equity securities of the acquirer, including investment banking fees, legal fees, accounting fees, valuation fees and other professional or consulting fees are expensed as incurred. The costs to issue equity securities of the Company as consideration for the acquisition are deducted from share capital as share issue costs.

 Goodwill arising on acquisition is recognized as an asset and initially measured at cost, being the excess of the cost of the business combination over the Company's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognized. If, after reassessment, the Company's interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities exceeds the cost of the business combination, the excess is recognized immediately in the consolidated statement of operations and comprehensive income (loss).

(b) Investments in joint arrangements

 The Company conducts a portion of its business through joint arrangements where the parties are bound by contractual arrangements establishing joint control and decisions about the activities that significantly affect the returns of the investee require unanimous consent. A joint arrangement is classified as either a joint operation or a joint venture, subject to the terms that govern each investor's rights and obligations in the arrangement.

GALIANO GOLD INC.
(formerly Asanko Gold Inc.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
(In thousands of United States Dollars, unless otherwise noted)

3. Significant accounting policies (continued)

 In a joint operation, the investor has rights and obligations to the separate assets and liabilities of the investee and in a joint venture, the investors have rights to the net assets of the joint arrangement. For a joint operation, the Company recognizes its share of the assets, liabilities, revenue, and expenses of the joint arrangement, while for a joint venture, the Company accounts for its investment in the joint arrangement using the equity method.

Under the equity method, the Company's investment in a joint venture is initially recognized at cost and subsequently increased or decreased to recognize the Company's share of net earnings or losses of the joint venture, after any adjustments necessary for impairment losses after the initial recognition date. The total carrying amount of the Company's investment in a joint venture also includes any long-term debt interests which in substance form part of the Company's net investment. The Company's share of a joint venture's losses that are in excess of its investment are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the joint venture. The Company's share of net earnings or losses of a joint venture are recognized in net earnings during the period. Dividends and repayment of capital received from a joint venture are accounted for as a reduction in the carrying amount of the Company's investment. Intercompany balances between the Company and its joint ventures are not eliminated.

At the end of each reporting period, the Company assesses whether there is any objective evidence that an investment in a joint venture is impaired. Objective evidence includes observable data indicating there is a measurable decrease in the estimated future cash flows of the joint venture's operations. When there is objective evidence that an investment is impaired, the carrying amount of such investment is compared to its recoverable amount, being the higher of its fair value less costs of disposal and value-in-use. If the recoverable amount of an investment is less than the carrying amount, the carrying amount is reduced to its recoverable amount and a corresponding impairment loss is recognized in the period in which the relevant circumstances are identified. When an impairment loss reverses in a subsequent period, the carrying amount of the investment is increased to the revised estimate of the recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had an impairment loss not been previously recognized. A reversal of an impairment loss is recognized in net earnings in the period in which the reversal occurs.

Similar to the assessment of impairment for subsidiaries, the Company reviews the mining properties and plant and equipment for a joint arrangement at the cash-generating unit level to determine whether there is any indication that these assets are impaired.

(c) Foreign currency translation

 Transactions in foreign currencies are initially recorded at the functional currency rate of exchange at the date of the transaction.

 Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency rate of exchange at the date of the statement of financial position. Foreign exchange gains (losses) are recorded in the consolidated statement of operations and comprehensive income (loss) for the year.

 Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined.

GALIANO GOLD INC.
(formerly Asanko Gold Inc.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
(In thousands of United States Dollars, unless otherwise noted)

3. Significant accounting policies (continued)

(d) Cash and cash equivalents

 Cash and cash equivalents consist of cash on hand and short-term investments with original maturity dates of less than ninety days or that are fully redeemable without penalty or loss of interest.

(e) Inventories

 Gold on hand, gold in process and stockpiled ore inventories are recorded at the lower of weighted average production cost and net realizable value. Production costs include the cost of raw materials, direct labour, mine-site overhead expenses and applicable depreciation and depletion. Net realizable value is calculated as the estimated price at the time of sale based on prevailing and long-term metal prices less estimated future costs to convert the inventories from their respective states into saleable form less estimated costs to sell.

 Production costs are included in work-in-process inventory based on current costs incurred up to the point of dore production. The costs of finished goods represent the costs of work-in-process inventories plus applicable treatment costs. The costs of inventories sold during the period are presented as production costs in the statement of operations and comprehensive income (loss) for the period.

 Additions to the cost of ore stockpiles are based on the related current cost of production for the period, while reductions in the cost of ore stockpiles are based on the weighted-average cost per tonne of ore in the stockpile. Stockpiles are segregated between current and non-current inventories in the consolidated statement of financial position based on the planned period of usage.

 Supplies and spare parts are valued at the lower of weighted-average cost and net realizable value. Replacement costs of materials and spare parts are generally used as the best estimate of net realizable value. Provisions are recorded to reduce the carrying amount of materials and spare parts inventory to net realizable value to reflect current intentions for the use of redundant or slow-moving items. Provisions for redundant and slow-moving items are made by reference to specific items of inventory. The Company reverses write-downs where there is a subsequent increase in net realizable value and where the inventory is still on hand.

(f) Mineral properties, plant and equipment

(i) Mineral properties

Recognition

 Capitalized costs of mining properties include the following:

- costs assigned to mining properties acquired in business combinations;

- expenditures incurred to develop mineral properties including pre-production stripping costs;

- stripping costs in the production phase of a mine if certain criteria have been met (see below);

- costs to define and delineate known economic resources and develop the project;

- borrowing costs attributable to qualifying mining properties;

- costs incurred during testing of the processing facility, net of proceeds from sales, prior to operating in the manner intended by management; and

- estimates of reclamation and closure costs.

GALIANO GOLD INC.
(formerly Asanko Gold Inc.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
(In thousands of United States Dollars, unless otherwise noted)

3. Significant accounting policies (continued)

Stripping costs

 In open pit mining operations, it is necessary to incur costs to remove overburden and other mine waste materials in order to access the ore from which minerals can be extracted economically. Stripping costs incurred in order to provide initial access to the ore body (referred to as pre-production stripping) are capitalized as incurred. Stripping costs incurred during the production stage of an open pit mine are accounted for as production costs in the consolidated statement of operations and comprehensive income (loss) during the period that the stripping costs were incurred, unless these costs provide a future economic benefit. Production phase stripping costs are considered to generate a future economic benefit when (i) it is probable that future economic benefit associated with the stripping activity will flow to the entity; (ii) the entity can identify the component of the ore body for which access has been improved; and (iii) the costs relating to the stripping activity associated with that component can be measured reliably. These costs are capitalized as mine development costs.

 Production costs are allocated between inventory produced and the stripping asset based on the volume of waste extracted compared with the expected volume, for a given volume of ore production. Stripping costs incurred and capitalized during the production phase are depleted using the units-of-production method over the proven and probable reserves of the component of the ore body to which access has been improved as a result of the specific stripping activity.

 Management reviews the estimates of the waste and ore in each identified component of operating open pit mines at the end of each financial year, and when events and circumstances indicate that such a review should be made. Deferred stripping assets are written-down to their recoverable amount when their carrying value is not considered supportable. Changes to the estimated identification of components and the associated waste and ore within each component are accounted for prospectively.

Exploration and evaluation expenditures

 Exploration and evaluation expenditures include the costs of acquiring rights to explore, exploratory drilling and related exploration costs incurred on sites without an existing mine and on areas outside the boundary of a known mineral deposit which contain proven and probable reserves. Exploration and evaluation expenditures incurred on a mineral deposit, with the exception of acquisition costs and costs arising from the recognition of an asset retirement obligation, are expensed as incurred up to the date of establishing that costs incurred on a mineral deposit are technically feasible and commercially viable.

 Expenditures incurred on a mineral deposit subsequent to the establishment of its technical feasibility and commercial viability are capitalized and included in the carrying amount of the related mining property.

 The technical feasibility and commercial viability of a mineral deposit is assessed based on a combination of factors, such as, but not limited to:

- the extent to which mineral reserves or mineral resources have been identified through a feasibility study or similar level document;

- the results of optimization studies and further technical evaluation carried out to mitigate project risks identified in the feasibility study;

- the status of environmental permits, and

- the status of mining leases or permits.

GALIANO GOLD INC.
(formerly Asanko Gold Inc.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
(In thousands of United States Dollars, unless otherwise noted)

3. Significant accounting policies (continued)

Borrowing costs

 Borrowing costs directly relating to the financing of qualifying assets are added to the capitalized cost of those related assets until such time as the assets are substantially ready for their intended use or sale which, in the case of mining properties, is when they are capable of commercial production. Where funds have been borrowed specifically to finance a project, the amount capitalized represents the actual borrowing costs incurred. Where the funds used to finance a project form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to relevant general borrowings of the Company during the period. Capitalized borrowing costs are depreciated over the life of the related asset.

 All other borrowing costs are recognized in the consolidated statement of operations and comprehensive income (loss) in the year in which they are incurred. Borrowing costs are included as part of interest paid in the statement of cash flows.

Depletion

 Mining properties in production are depleted on a mine-by-mine basis using the units-of-production method over the mine's estimated proven and probable reserves, with the exception of deferred stripping which is depleted using the unit-of-production method over the reserves that directly benefit from the specific stripping activity and will commence when the mine is capable of operating in the manner intended by management.

 The Company uses a number of criteria to assess whether the mine is in the condition necessary for it to be capable of operating in a manner intended by management. These criteria include, but are not limited to:

- completion of operational commissioning of each major mine and plant component;

- demonstrated ability to mine and mill consistently and without significant interruption at a pre-determined average rate of designed capacity;

- the passage of a reasonable period of time for testing of all major mine and plant components;

- gold recoveries at or near expected production levels; and

- a significant portion of available funding is directed towards operating activities.

 Mining properties in development are not depleted.

(ii) Plant and equipment

Recognition

 The cost of plant and equipment consists of the purchase price, costs directly attributable to the delivery of the asset to the location and the condition necessary for it to be capable of operating in the manner intended by management, including the cost of testing whether these assets are operating in the manner intended by management. Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost can be measured reliably. Where significant components of an asset have differing useful lives, depreciation is calculated on each separate component.

Depreciation

 Depreciation of an asset begins when it is available for use, i.e. when it is in the location and condition necessary for it to be capable of operating in the manner intended by management.

GALIANO GOLD INC.
(formerly Asanko Gold Inc.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
(In thousands of United States Dollars, unless otherwise noted)

3. Significant accounting policies (continued)

 The carrying amounts of plant and equipment are depreciated using either the straight-line or units-of-production method over the shorter of the estimated useful life of the asset or the life of mine. The significant classes of depreciable plant and equipment and their estimated useful lives are as follows:

Asset Class	Estimated Useful Life
Fixed plant & related components and infrastructure	Units of production over life of mine
Mobile and other mine equipment components	3 to 12 years
Computer equipment and software	3 years
Right-of-use assets	Straight-line over lease term

 Management reviews the estimated useful lives, residual values and depreciation methods of the Company's plant and equipment at the end of each financial year, and when events and circumstances indicate that such a review should be made. Changes to estimated useful lives, residual values or depreciation methods resulting from such review are accounted for prospectively.

Major maintenance and repairs

 Expenditure on major maintenance and repairs includes the cost of replacement parts of assets and overhaul costs. Where an asset or part of an asset is replaced and it is probable that future economic benefits associated with the item will be available to the Company, that expenditure is capitalized and the carrying amount of the item replaced derecognized. Similarly, overhaul costs associated with major maintenance are capitalized when it is probable that future economic benefits will be available and any remaining carrying amounts of the cost of previous overhauls are derecognized. All other maintenance and repair costs are expensed as incurred.

(iii) Impairment of non-financial assets

 The carrying amounts of assets included in mining interests are reviewed for impairment when events and changes in circumstances indicate that the related carrying amounts may not be recoverable. If any such indication exists, the recoverable amount of the relevant cash-generating unit ("CGU") is estimated in order to determine the extent of impairment. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets.

 The carrying amounts of the CGUs are compared to their recoverable amounts where the recoverable amount is the higher of value-in-use ("VIU") and fair value less costs to sell ("FVLCS"). VIU is estimated as the present value of the future cash flows expected to be derived from an asset or CGU.  For mining assets, when a binding sale agreement and observable market prices are not readily available, FVLCS is estimated using a discounted cash flow approach for each of the Company's cash generating units (CGUs) to which the individual assets are allocated. The assumptions used in determining the FVLCS for the CGU's include long-term mining plans, long-term commodity prices, discount rates and foreign exchange rates. If the recoverable amount of an asset (or CGU) is estimated to be less than its carrying amount, the carrying amount is reduced to its recoverable amount. An impairment is recognized immediately in the consolidated statement of operations and comprehensive income (loss).

 Where an impairment loss subsequently reverses, the carrying amount of the asset (CGU) is increased to the revised estimate of its recoverable amount (however, the increased carrying amount shall not exceed the net carrying amount that would have been recognized should no impairment loss have been previously recognized for the asset (or CGU) in prior years).

GALIANO GOLD INC.
(formerly Asanko Gold Inc.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
(In thousands of United States Dollars, unless otherwise noted)

3. Significant accounting policies (continued)

(iv) Derecognition

 Upon disposal or abandonment, the carrying amounts of mining properties and plant and equipment are derecognized and any associated gains or losses are recognized in the consolidated statement of operations and comprehensive income (loss).

(g) Leases

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Company assesses whether it has the right to obtain substantially all of the economic benefits from and to direct the use of the identified asset.

At commencement or on modification of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease component on the basis of its relative stand-alone prices.

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset, or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Company by the end of the lease term or the cost of the right-of-use asset reflects that the Company will exercise a purchase option. In that case, the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company's incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate. The Company determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.

Lease payments included in the measurement of the lease liability comprise the following:

  fixed payments, including in-substance fixed payments;
  variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;
  amounts expected to be payable under a residual value guarantee; and
  the exercise price under a purchase option that the Company is reasonably certain to exercise, lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Company is reasonably certain not to terminate early.

GALIANO GOLD INC.
(formerly Asanko Gold Inc.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
(In thousands of United States Dollars, unless otherwise noted)

3. Significant accounting policies (continued)

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company's estimate of the amount expected to be payable under a residual value guarantee, if the Company changes its assessment of whether it will exercise a purchase, extension or termination option, or if there is a revised in-substance fixed lease payment. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in the Statement of Operations and Comprehensive Income (Loss) if the carrying amount of the right-of-use asset has been reduced to zero.

Short-term leases and leases of low-value assets

The Company has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases, including office equipment. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

(h) Provisions

General

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Company expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset, but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the consolidated statement of operations and comprehensive income (loss) net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as finance expense in the consolidated statement of operations and comprehensive income (loss).

Asset retirement provisions

An obligation to incur restoration, rehabilitation and environmental costs arises when environmental disturbance is caused by the exploration, development or ongoing production of a mineral property interest. The Company records the estimated present value of future cash flows associated with site reclamation as a liability when the liability is incurred with a corresponding increase in the carrying value of the related assets. Discount rates using a pre-tax, risk-free rate that reflect the time value of money are used to calculate the net present value. The liability is accreted over time to reflect the unwinding of the discount with the accretion expense included in finance costs in the consolidated statement of operations and comprehensive income (loss). Changes in estimates or circumstances include changes in legal or regulatory requirements, increased obligations arising from additional mining and exploration activities, changes to cost estimates, changes to the discount rate and changes to the risk-free interest rates.

(i) Revenue from contracts with customers

 Revenue is derived from the sale of gold and by-products. Revenue is recognized for contracts with customers when there is persuasive evidence that all of the following criteria are met:

GALIANO GOLD INC.
(formerly Asanko Gold Inc.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
(In thousands of United States Dollars, unless otherwise noted)

3. Significant accounting policies (continued)

- the parties to the contract have approved the contract (in writing, orally or in accordance with other customary business practices) and are committed to perform their respective obligations;

- the Company can identify each party's rights regarding the goods or services to be transferred;

- the Company can identify the payment terms for the goods or services to be transferred;

- the contract has commercial substance (i.e. the risk, timing or amount of the Company's future cash flows is expected to change as a result of the contract); and

- it is probable that the Company will collect the consideration to which it will be entitled in exchange for the goods or services that will be transferred to the customer.

Revenue from gold and any by-product metals is generally recorded at the time of physical delivery of the refined gold, which is also the date when control of the gold passes to the customer. Revenue from saleable gold produced during the testing phase of production activities is deducted from capitalized mine development costs.

(j) Royalties and mining taxes

Payments to governments that are based on a measure of income less expense are accounted for in accordance with the Company's income tax accounting policy. Payments to governments which are based on gross amounts such as revenue are classified in accordance with the substance of the transaction. For royalties calculated based on production costs, the royalty is presented as an increase in cost of sales.

(k) Financial instruments

(i) Financial assets

Recognition and measurement

The Company recognizes a financial asset in its statement of financial position when the Company becomes party to the contractual provisions of the instrument. All financial assets are initially recorded at fair value plus directly attributable transaction costs and classified as either (i) financial assets subsequently measured at amortized cost, (ii) financial assets subsequently measured at fair value through other comprehensive income or (iii) financial assets subsequently measured at fair value through profit or loss. The basis of classification takes into consideration both the Company's business model for managing and the contractual cash flow characteristics of the financial assets.

A financial asset is measured at amortized cost if the financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A financial asset is measured at fair value through other comprehensive income if the financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A financial asset is measured at fair value through profit or loss unless it is measured at amortised cost or at fair value through other comprehensive income. Fair value changes in financial assets classified as fair value through profit or loss, if any, are recognized in the consolidated Statement of Operations and Comprehensive Income (Loss).

GALIANO GOLD INC.
(formerly Asanko Gold Inc.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
(In thousands of United States Dollars, unless otherwise noted)

3. Significant accounting policies (continued)

Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized when:

- the contractual rights to receive cash flows from the asset have expired, or

- the Company has transferred its contractual rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a 'pass-through 'arrangement; and either (a) the Company has transferred substantially all the risks and rewards of ownership of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

(ii) Financial liabilities

Recognition and measurement

All financial liabilities are initially recorded at fair value less transaction costs. All financial liabilities are subsequently measured at amortized cost using the effective interest method, except for:

- financial liabilities at fair value through profit or loss;

- financial liabilities that arise when a transfer of a financial asset does not qualify for derecognition or when the continuing involvement approach applies;

- financial guarantee contracts;

- commitments to provide a loan at a below-market interest rate; and

- contingent consideration recognized by an acquirer in a business combination to which IFRS 3, Business combinations, applies.

An entity may, at initial recognition, irrevocably designate a financial liability as measured at fair value through profit or loss when a contract contains one or more embedded derivatives, or when doing so results in more relevant information, because either (a) it eliminates or significantly reduces a measurement or recognition inconsistency (i.e. an accounting mismatch); or (b) a group of financial liabilities or financial assets and financial liabilities is managed and its performance is evaluated on a fair value basis.

Fair value changes of financial liabilities classified as fair value through profit or loss, if any, are recognized in the consolidated statement of operations and comprehensive income (loss).

GALIANO GOLD INC.
(formerly Asanko Gold Inc.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
(In thousands of United States Dollars, unless otherwise noted)

3. Significant accounting policies (continued)

(l) Share-based compensation

The Company has a share option plan and share unit plan which are described in note 11. For share options, the fair value of share-based compensation awards is determined at the date of grant using the Black-Scholes option pricing model. The Company records all share-based compensation for options using the fair value method with graded vesting. Under the fair value method, share-based payments are measured at the fair value of the consideration received or the fair value of the equity instruments issued or liabilities incurred, whichever is more reliably measurable, and are charged over the vesting period to the consolidated statement of operations and comprehensive income (loss).  The offset is credited to Equity reserves (within equity in the consolidated statement of financial position) ratably over the vesting period, after adjusting for the number of awards that are expected to vest.

Expenses recognized for forfeited awards are reversed. For awards that are cancelled, any expense not yet recognized is recognized immediately in the statement of operations and comprehensive income (loss).

Where the terms of an equity-settled award are modified, as a minimum an expense is recognized as if the terms had not been modified over the original vesting period. In addition, an expense is recognized for any modification which increases the total fair value of the share-based payment arrangement as measured at the date of modification, over the remainder of the vesting period.

For cash-settled share-based payments, including restricted share units ("RSU"), the Company measures the goods or services acquired and the liability incurred at the fair value of the liability.  The corresponding share-based compensation expense is recognized over the vesting period of the award. As these awards will be settled in cash, the liability is remeasured at fair value at each reporting period and at the date of settlement, with changes in fair value recognized in the consolidated statement of operations and comprehensive income (loss) in the period incurred.

(m) Income taxes

Income tax on the profit or loss for the periods presented comprises current and deferred income tax. Income tax is recognized in the consolidated statement of operations and comprehensive income (loss) except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current income tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous years.

Deferred income tax is recognized in respect of unused tax losses, tax credits and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the tax rates that have been substantively enacted at the reporting date.

A deferred income tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a future income tax asset will be recovered, it does not recognize the asset.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its tax assets and liabilities on a net basis.

GALIANO GOLD INC.
(formerly Asanko Gold Inc.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
(In thousands of United States Dollars, unless otherwise noted)

3. Significant accounting policies (continued)

The Company records foreign exchange gains and losses representing the impacts of movements in foreign exchange rates on the tax bases of non-monetary assets and liabilities which are denominated in foreign currencies. Foreign exchange gains and losses relating to the translation of the deferred income tax balance from local statutory accounts to functional currency accounts are included in deferred income tax expense or recovery in the consolidated statement of operations and comprehensive income (loss).

(n) Income (loss) per share

Basic income (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the period. The computation of diluted income (loss) per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on income (loss) per share. For this purpose, the treasury stock method is used for the assumed proceeds upon the exercise of stock options that are used to purchase common shares at the average market price during the period.

4. Changes in accounting standards

(a) Accounting standards adopted during the year

There were no new standards effective January 1, 2020 that impacted the Company's consolidated financial statements.

(b) Accounting standards and amendments issued but not yet adopted

The following standards and interpretations, which may be applicable to the Company or the JV, have been issued but are not yet effective as of December 31, 2020:

Amendment to IAS 16

On May 14, 2020, the IASB amended IAS 16 "Property, Plant and Equipment" to prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognizes the proceeds from selling such items, and the cost of producing those items, in profit or loss. The amendments are effective for annual periods beginning on or after January 1, 2022 with early adoption permitted. The Company does not expect the amendments to IAS 16 to have a significant impact on its or the JV's accounting policies.

GALIANO GOLD INC.
(formerly Asanko Gold Inc.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
(In thousands of United States Dollars, unless otherwise noted)

5. Significant accounting judgements and estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes the estimates and assumptions used in these consolidated financial statements are reasonable, however, actual results could differ from those estimates and could impact future results of operations and cash flows. The accounting judgements and estimates which have the most significant effect on these financial statements and the financial results of the JV are as follows:

Estimates

Equity investment in joint venture and impairment estimates

When facts and circumstances suggest the carrying value of the Company's equity investment in the JV may be impaired, the Company is required to estimate the recoverable amount of its equity investment through a fair value less cost of disposal or value-in-use approach. Estimating the recoverable amount requires management to make significant estimates about the future life of mine cash flows of the AGM which may include, but may not be limited to, changes to the current estimates of in-situ ounces, ore tonnes to be mined in future periods, strip ratios, head grades, recovery rates, gold price assumptions, mining costs, processing costs, trucking costs, capital and closure costs, as well as discount rates.

When facts and circumstances suggest the carrying value of the JV's mineral interests may be impaired, the same policies and set of assumptions as described above are applied.

Reserves and Resources

Estimates of the quantities of proven and probable mineral reserves and mineral resources form the basis for the JV's life-of-mine plans, which are used for a number of key business and accounting purposes, including: the calculation of depreciation expense, the capitalization of stripping costs, the forecasting and timing of cash flows related to the asset retirement provision and impairment assessment, if any. In addition, when required, the life-of-mine plans are used in impairment tests for mineral properties, plant and equipment. To the extent that these estimates of proven and probable mineral reserves and resources varies, there could be changes in depreciation expense, stripping assets, asset retirement provisions and impairment charges recorded.

Depletion of mineral interests

Estimates are made of recoverable ounces in the JV's mining properties which are depleted based on recoverable tonnes contained in proven and probable reserves. To the extent that changes are made to the estimate of proven and probable reserves, the depletion charge may change. In addition, mineral properties, plant and equipment are depreciated to their estimated residual value over the estimated useful life of the asset. Should the actual useful life of the mineral properties, plant or equipment vary, future depreciation charges may change.

Inventory valuation of production costs

The JV estimates quantities of ore on stockpiles and in process and the recoverable gold contained in this material in order to determine the cost of inventories and the weighted average costs of finished goods sold during the period. To the extent that these estimates vary, production costs of finished goods may change.

GALIANO GOLD INC.
(formerly Asanko Gold Inc.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
(In thousands of United States Dollars, unless otherwise noted)

5. Significant accounting judgements and estimates (continued)

Net realizable value of inventory

Estimates of net realizable value are based on the most reliable evidence available, at the time that the estimates are made, of the amount that the inventories are expected to realize. In order to determine the net realizable value of gold dore, gold-in-process and stockpiled ore, the JV estimates future metal selling prices, production forecasts, realized grades and recoveries, timing of processing, and future costs to convert the respective inventories into saleable form, if applicable. Reductions in metal price forecasts, increases in estimated future costs to convert, reductions in the number of recoverable ounces, and a delay in timing of processing can result in a write-down of the carrying amounts of the JV's stockpiled ore inventory.

Materials and other supplies held for use in the production of inventories are not written down below cost if the finished products in which they will be incorporated are expected to be sold at or above cost.  However, to the extent net realizable value of materials and spares must be estimated, replacement costs of the materials and spare parts are generally used as the best estimate of net realizable value.

Current and deferred Income taxes

In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. Levels of future taxable income are affected by, among other things, market gold prices, production costs, quantities of proven and probable gold reserves, interest rates and foreign currency exchange rates.

Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in the financial statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period that the changes occur.

Deferred stripping

To determine whether stripping costs incurred during the production phase of a mining property relate to reserves and resources that will be mined in a future period and therefore should be capitalized, the JV makes estimates of the stripping activity over the life of the component of reserves and resources which have been made accessible. In addition, judgement is involved when allocating production costs between inventory produced and the stripping asset; the allocation is based on the volume of waste extracted compared with the expected volume, for a given volume of ore production. To the extent that these estimates and judgements change, there could be a change to the amount of production costs which are deferred to the statement of financial position.

Asset retirement provisions

Provisions for reclamation and closure cost obligations represents management's best estimate of the present value of the future cash outflows required to settle closure cost liabilities. Significant judgements and estimates are required in forming assumptions of future activities, future cash outflows and the timing of those cash outflows. These assumptions are formed based on environmental and regulatory requirements or the Company's environmental policies which may give rise to constructive obligations. The JV's assumptions are reviewed at the end of each reporting period and adjusted to reflect management's current best estimate and changes in any of the above factors can result in a change to the provision recognized by the JV. Changes to these estimates and judgements may result in actual expenditures in the future differing from the amounts currently provided for.

GALIANO GOLD INC.
(formerly Asanko Gold Inc.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
(In thousands of United States Dollars, unless otherwise noted)

5.  Significant accounting judgements and estimates (continued)

Preferred shares

 The Company holds preferred shares (without a fixed redemption date) in the JV which have been classified as financial assets measured at fair value through profit or loss. Management estimated the fair value of these preference shares by discounting the forecast future cash flows from the AGM.  Several estimates were made to determine the forecast future cash flows including, but not limited to, long-term realized gold prices, mineable reserves/resources, mining and processing costs per tonne, ore grades, and metallurgical recoveries. Additionally, judgement was required to determine the appropriate discount rate used to calculate the present value of the forecast future cash flows. Changes in one or more of these assumptions could lead to a materially different fair value estimate of the preferred shares.

Judgements

Impairment indicators of equity investment in joint venture

 The Company considers both external and internal sources of information in assessing whether there are any indications that its equity investment in the JV is impaired. External sources of information the Company considers include changes in the market, economic and legal environment in which the JV operates that are not within its control and affect the recoverable amount of the Company's equity investment. Internal sources of information the Company considers include the manner in which mining properties and plant and equipment of the JV are being used or are expected to be used and indications of economic performance of the assets. The estimates and judgements are subject to risk and uncertainty; hence, there is the possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances, the carrying value of the Company's equity investment in the JV may be impaired or a prior period's impairment charge reversed with the impact recorded in the consolidated statement of operations and comprehensive income (loss).

6. Receivable due from related party

Under the terms of the Joint Venture Agreement (the "JVA") that governs the management of the JV (note 8), the Company remains the manager and operator of the JV and receives an arm's length fee for services rendered to the JV of $6.2 million per annum (originally $6.0 million, but adjusted annually for inflation).

During the year ended December 31, 2020, the Company earned a service fee of $4.9 million (year ended December 31, 2019 - $5.0 million).  For the year ended December 31, 2020, the service fee was comprised of a gross service fee of $6.1 million less withholding taxes payable in Ghana of $1.2 million (year ended December 31, 2019 - gross service fee of $6.0 million less withholding taxes of $1.0 million). As at December 31, 2020, the Company had a receivable due from the JV in respect of the service fee in the amount of $2.7 million, net of withholding taxes (December 31, 2019 - $4.2 million).

All transactions with related parties have occurred in the normal course of operations and were measured at the exchange amount agreed to by the parties. All amounts are unsecured, non-interest bearing and have no specific terms of settlement.

GALIANO GOLD INC.
(formerly Asanko Gold Inc.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
(In thousands of United States Dollars, unless otherwise noted)

7. Financial assets

As part of the JV Transaction (note 8), the Company subscribed to 204.9 million non-voting fixed redemption price redeemable preferences shares in Shika Group Finance Limited (the "preference shares"). The preference shares were issued at a par value of $1 per redeemable share, resulting in a face value of the preference shares of $204.9 million, comprising $20.0 million with a determinable redemption date and $184.9 million with no fixed redemption date.

a) Redeemable preference shares with no fixed redemption date

	December 31, 2020	December 31, 2019
	$	$
Balance, beginning of year	108,025	153,651
Fair value adjustment for the year	7,774	(35,626)
Redemption of preferred shares during the year	(37,500)	(10,000)
Balance, end of year	78,299	108,025

As these preference shares have no contractual fixed terms of repayment that arise on specified dates, they are measured at fair value through profit or loss at each reporting period-end.

During the year ended December 31, 2020, the JV redeemed $37.5 million of the preference shares, bringing the Company's holding to 137.4 million preference shares in the JV (December 31, 2019 - 174.9 million preference shares).

As at December 31, 2020, the Company re-measured the fair value of the redeemable preference shares with no fixed redemption date to $78.3 million (applying a discount rate of 11.6%) resulting in the recognition of a positive fair value adjustment of $7.8 million in finance income for the year ended December 31, 2020 (year ended December 31, 2019 - $35.6 million downward fair value adjustment recorded in finance expense). These preference shares are classified as a Level 3 financial asset in the fair value hierarchy.

b) Redeemable preference shares with determinable redemption date

These preference shares had a fixed redemption date based on an agreed upon Essase development milestone and were initially recognized at amortized cost based on a discounted cash flow analysis.

During the year ended December 31, 2019, these preference shares were settled as the Company received $20.0 million from Gold Fields and accretion income of $0.5 million was recognized in finance income in the Statement of Operations and Comprehensive Income (Loss).

GALIANO GOLD INC.
(formerly Asanko Gold Inc.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
(In thousands of United States Dollars, unless otherwise noted)

8. Investment in joint venture

On July 31, 2018, the Company completed a transaction (the "JV Transaction") with a subsidiary of Gold Fields Limited ("Gold Fields"), following which:

  the Company and Gold Fields each own a 45% economic interest in Asanko Gold Ghana Limited ("AGGL"), which owns the AGM, with the Government of Ghana retaining a 10% free-carried interest in the AGM;

  the Company and Gold Fields each own a 50% interest in Adansi Gold Company (GH) Limited ("Adansi Ghana"), which owns a number of exploration licenses; and

  the Company and Gold Fields each acquired a 50% interest in the JV entity, Shika Group Finance Limited ("JV Finco").

Under the terms of the JVA with Gold Fields, the Company remains the manager and operator of the JV and receives an arm's length fee for services rendered to the JV of $6.2 million per annum (originally $6.0 million, but adjusted annually for inflation).

The JVA established joint control of the JV and thus the Company no longer controls the AGM and associated properties. As the JV is structured within the legal entities of AGGL, Adansi Ghana and JV Finco, the JV represents a joint venture as defined under IFRS 11 - Joint Arrangements, and the Company commenced equity accounting for its interest in the JV effective July 31, 2018.

The following table summarizes the change in the carrying amount of the Company's investment in the joint venture:

	December 31, 2020	December 31, 2019
	$	$
Balance, beginning of year	-	126,264
Company's share of net income (loss) of the JV for the year	59,159	(126,264)
Balance, end of year	59,159	-

During the year ended December 31, 2019, the Company's share of the net loss of the JV of $126.3 million was recorded net of the Company's attributable share of an impairment of $130.3 million (or 45% of $289.6 million) that was recognized by the JV (note 8(xi)).

GALIANO GOLD INC.
(formerly Asanko Gold Inc.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
(In thousands of United States Dollars, unless otherwise noted)

8. Investment in joint venture (continued)

Operating and financial results of the JV for the years ended December 31, 2020 and 2019

Summarized financial information for the Company's investment in the JV is outlined in the table below.

All disclosures in this note 8 are on a 100% JV basis, unless otherwise indicated. The JV applies the same accounting policies as the Company.

Statement of Income for the years ended December 31, 2020 and 2019

	Note	2020 $	2019 $
Revenues	(i)	418,130	340,969
Production costs	(ii)	(198,347)	(199,234)
Depreciation and depletion	(vi)	(50,934)	(95,418)
Royalties	(ii)	(20,907)	(17,159)
Income from mine operations		147,942	29,158

Exploration and evaluation expenditures		(9,681)	(6,092)
General and administrative expenses		(7,434)	(6,549)
Income from operations		130,827	16,517

Impairment	(xi)	-	(289,589)
Finance expense	(xii)	(3,165)	(8,905)
Finance income		285	283
Foreign exchange gain		3,572	1,171
Net income (loss) after tax for the year		131,519	(280,523)

Company's share of net income (loss) of the JV for the year		59,159	(126,264)

GALIANO GOLD INC.
(formerly Asanko Gold Inc.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
(In thousands of United States Dollars, unless otherwise noted)

8. Investment in joint venture (continued)

The assets and liabilities of the Asanko Gold Mine JV, on a 100% basis, as at December 31, 2020 and 2019 were as follows:

		December 31, 2020	December 31, 2019
	Note	$	$
Assets
Current assets
Cash and cash equivalents	(xiii)	64,254	40,758
Restricted cash		-	3,000
Receivables		10,820	9,516
Inventories	(iii)	81,675	49,968
Prepaid expenses and deposits		4,841	2,031
Financial assets		68	-
VAT receivable		8,911	10,556
		170,569	115,829
Non-current assets	(iii),(iv),(v),(vi)	280,769	238,781

Total assets		451,338	354,610

Liabilties
Current liabilities
Accounts payable and accrued liabilities		73,102	62,153
Revolving credit facility	(vii)	30,000	-
Lease liability	(viii)	5,608	18,142
Asset retirement provisions	(ix)	1,025	-
		109,735	80,295
Non-current liabilities
Lease liability	(viii)	113	5,063
Long-term incentive plan liability		596	402
Asset retirement provisions	(ix)	71,668	56,148
		72,377	61,613

Total liabilities		182,112	141,908

Equity	(x)	269,226	212,702

Total liabilities and equity		451,338	354,610

The Company has provided the following incremental disclosures for stakeholders to evaluate the financial performance and financial condition of the AGM. All amounts in the following tables and descriptions are on a 100% basis.

GALIANO GOLD INC.
(formerly Asanko Gold Inc.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
(In thousands of United States Dollars, unless otherwise noted)

8. Investment in joint venture (continued)

(i) Revenues

AGGL has an offtake agreement with a special purpose vehicle of RK Mine Finance Trust I ("Red Kite") with the following details (the "Offtake Agreement"):

- sale of 100% of the future gold production from the AGM up to a maximum of 2.2 million ounces to Red Kite;

- Red Kite to pay for 100% of the value of the gold ten business days after shipment;

- a provisional payment of 90% of the estimated value will be made one business day after delivery;

- the gold sale price will be a spot price selected during a nine-day quotational period following shipment of gold from the mine;

- performance obligations of the AGM are satisfied once the refining outturn report is provided to Red Kite; and

- should AGGL wish to terminate the Offtake Agreement, a termination fee will be payable according to a schedule dependent upon the amount of gold delivered under the  Offtake Agreement at the time of termination.

During the year ended December 31, 2020, the AGM sold 243,807 ounces of gold to Red Kite in accordance with the Offtake Agreement (December 31, 2019 - 248,862 ounces).

As of December 31, 2020, the AGM has delivered 1,083,180 ounces to Red Kite under the Offtake Agreement. The Offtake Agreement was not affected by the JV Transaction and will remain in effect until all contracted ounces have been delivered to Red Kite or AGGL elects to terminate the Offtake Agreement and pay the associated fee.

Included in revenue of the AGM is $0.9 million relating to by-product silver sales for the year ended December 31, 2020 (year ended December 31, 2019 - $0.8 million). During the year ended December 31, 2019, $2.2 million of gold sales related to pre-production activities at Esaase were capitalized to mineral properties, plant and equipment ("MPP&E") of the AGM.

(ii) Production costs and royalties

The following is a summary of production costs by nature, on a 100% basis, incurred during the years ended December 31, 2020 and 2019:

	December 31, 2020 $	December 31, 2019 $
Raw materials and consumables	(54,588)	(49,560)
Salary and employee benefits	(35,204)	(33,015)
Contractors (net of deferred stripping costs)	(119,337)	(97,443)
Change in stockpile, gold-in-process and gold dore inventories	28,970	(3,056)
Insurance, government fees, permits and other	(17,161)	(15,749)
Share-based payments	(1,027)	(411)
Total production costs	(198,347)	(199,234)

During the year ended December 31, 2020, the AGM recognized a $16.6 million reversal of previously recorded net realizable value adjustments on its stockpile inventory primarily due to an increase in gold prices during the year, of which $7.7 million was credited against production costs and $8.9 million credited against depreciation expense.

GALIANO GOLD INC.
(formerly Asanko Gold Inc.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
(In thousands of United States Dollars, unless otherwise noted)

8. Investment in joint venture (continued)

During the year ended December 31, 2019, the AGM recognized a $19.1 million downward adjustment to the carrying value of its stockpile inventory to reflect the net realizable value of lower grade ore that had been added to stock during the year, of which $7.9 million was recorded as production costs and $11.2 million as depreciation expense.

All of the AGM's concessions are subject to a 5% gross revenue royalty payable to the Government of Ghana. The AGM's Akwasiso mining concession is also subject to an additional 2% net smelter return royalty payable to the previous owner of the mineral tenement, and the AGM's Esaase mining concession is also subject to an additional 0.5% net smelter return royalty payable to the Bonte Liquidation Committee.

(iii) Inventories

The following is a summary of inventories held by the AGM, on a 100% basis, as at December 31, 2020 and 2019:

	December 31, 2020	December 31, 2019
	$	$
Gold dore on hand	8,197	2,804
Gold-in-process	1,814	1,726
Ore stockpiles	54,701	29,410
Materials and spare parts	22,152	18,679
Total inventories	86,864	52,619

Less non-current inventories:
Ore stockpiles	(5,189)	(2,651)
Total current inventories	81,675	49,968

As at December 31, 2019, $29.2 million of the impairment adjustment recognized as part of the AGM's LOM plan update was allocated to long-term stockpiled ore.

(iv) Reclamation deposit

The AGM is required to provide security to the Environmental Protection Agency of Ghana ("EPA") for the performance by the AGM of its reclamation obligations in respect of the Abriem, Abore and Adubea mining leases.  The initial security totaled $8.5 million and comprised a reclamation deposit in the amount of $1.7 million and a bank guarantee of $6.8 million. The reclamation deposit accrues interest and is carried at $1.9 million at December 31, 2020 (December 31, 2019 - $1.9 million).

The AGM deposited the reclamation deposit in a Ghanaian Bank in the joint names of the AGM and the EPA. The reclamation deposit matures annually, but the AGM is required to reinstate the deposit until receiving a final reclamation completion certificate from the EPA. The AGM is expected to be released from this requirement 45 days following the third anniversary of the date that the AGM receives a final completion certificate.

During the fourth quarter, the AGM finalized its reclamation bond for the Esaase deposit. The security provided to the EPA totaled $1.1 million and comprised a reclamation deposit of $0.2 million and a bank guarantee of $0.9 million, 50% of which was provided by the Company (note 12). The cash reclamation deposit of $0.2 million is expected to be paid in the first quarter of 2021.

GALIANO GOLD INC.
(formerly Asanko Gold Inc.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
(In thousands of United States Dollars, unless otherwise noted)

8. Investment in joint venture (continued)

Also, during the fourth quarter, the AGM updated its reclamation bond for the Obotan deposit. Total security expected to be provided to the EPA totals $15.6 million and comprises a reclamation deposit of $4.7 million (including the $1.9 million mentioned above) and a bank guarantee of $10.9 million, 50% of which was provided by the Company (note 12). The additional cash reclamation deposit of $2.8 million is expected to be paid in the first quarter of 2021.

(v) Right-of-use assets

The following table shows the movement in the right-of-use asset related to the service and lease agreements of the AGM for the years ended December 31, 2020 and 2019:

	December 31, 2020	December 31, 2019
	$	$
Balance, beginning of year	9,429	-
Initial recognition of right-of-use assets upon adoption of IFRS 16	-	36,616
Recognition of mining contractor services agreements entered into during the year	5,604	10,502
Depreciation expense	(9,407)	(17,255)
Derecognition associated with termination of contractor services agreement	(2,753)	(10,343)
Allocation of impairment	-	(10,091)
Balance, end of year	2,873	9,429

(vi) Mineral properties, plant and equipment

Additions to mineral properties, plant and equipment

During the year ended December 31, 2020, the AGM capitalized $54.1 million in expenditures related to mineral properties, plant and equipment, not including capitalized deferred stripping costs, asset retirement costs and right-of-use assets (year ended December 31, 2019 - $25.0 million).

Of the $54.1 million capitalized to MPP&E during the year ended December 31, 2020, $8.9 million was capitalized property acquisition costs and exploration costs relating to properties with existing defined mineral reserves (year ended December 31, 2019 - $3.3 million of capitalized explorations costs).

Deferred stripping

During the year ended December 31, 2020, the AGM deferred a total of $18.7 million of stripping costs to depletable mineral interests (year ended December 31, 2019 - $34.0 million) while depletion expense of $19.6 million was charged on deferred stripping assets and recorded as depreciation and depletion expense (year ended December 31, 2019 - $39.0 million).

GALIANO GOLD INC.
(formerly Asanko Gold Inc.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
(In thousands of United States Dollars, unless otherwise noted)

8. Investment in joint venture (continued)

Depreciation and depletion

During the year ended December 31, 2020, the AGM recognized depreciation and depletion expense of $52.7 million (including $19.6 million depreciation and depletion on deferred stripping assets), of which $1.8 million was allocated to the cost of inventories (year ended December 31, 2019 - depreciation and depletion expense of $100.6 million, of which $5.2 million was allocated to the cost of inventories).

(vii) Revolving credit facility

In October 2019, the JV entered into a $30.0 million revolving credit facility (the "RCF") with Rand Merchant Bank ("RMB"). The term of the RCF is three years, maturing in September 2022 and bears interest on a sliding scale of between LIBOR plus a margin of 4% and LIBOR plus a margin of 3.8%, depending on the security granted to RMB. Commitment fees in respect of any undrawn portion of the RCF will accrue on a similar sliding scale of between 1.33% and 1.40%. The JV utilized the full value of the RCF on March 30, 2020 and the balance of the RCF as of December 31, 2020 was $30.0 million (December 31, 2019 - $nil).  During the year ended December 31, 2020, the AGM recognized interest expense and other fees associated with the RCF of $1.2 million (year ended December 31, 2019 - interest expense of $nil and other fees of $1.7 million).

(viii) Lease liability

The following table shows the movement in the lease liability related to the service and lease agreements of the AGM for the years ended December 31, 2020 and 2019:

	December 31, 2020	December 31, 2019
	$	$
Balance, beginning of year	23,205	-
Initial recognition of lease liability upon adoption of IFRS 16	-	36,616
Recognition of lease agreements entered into during the year	5,604	10,502
Lease payments made during the year	(17,160)	(15,386)
Interest expense	732	1,817
Derecognition associated with termination of contractor services
agreement	(6,660)	(10,344)
Total lease liability, end of year	5,721	23,205

Less: current lease liability	(5,608)	(18,142)
Total non-current lease liability, end of year	113	5,063

During the year ended December 31, 2019, the AGM provided a notice of termination to one of its mining contractors and derecognized the lease liability and right-of-use asset associated with this lease agreement. A termination fee was accrued for at December 31, 2019 and was included in production costs during the year ended December 31, 2019.

GALIANO GOLD INC.
(formerly Asanko Gold Inc.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
(In thousands of United States Dollars, unless otherwise noted)

8. Investment in joint venture (continued)

(ix) Asset retirement provisions

The following table shows the movement in the asset retirement provisions of the AGM as at December 31, 2020 and 2019:

	December 31, 2020	December 31, 2019
	$	$
Balance, beginning of year	56,148	34,036
Accretion expense	550	903
Change in estimate	16,149	21,309
Reclamation undertaken during the year	(154)	(100)
Total asset retirement provisions, end of year	72,693	56,148

Less: current portion of asset retirement provisions	(1,025)	-
Total non-current portion of asset retirement provisions	71,668	56,148

The asset retirement provisions consist of reclamation and closure costs for the JV's Ghanaian mining properties. Reclamation and closure activities include land rehabilitation, dismantling of buildings and mine facilities, ongoing care and maintenance and other costs.

As at December 31, 2020, the AGM's reclamation cost estimates were discounted using a long-term risk-free discount rate of 1.0% (December 31, 2019 - 2.0%). The increase in the carrying value of the asset retirement provisions was primarily due to an increase in closure cost estimates during the year as a result of additional disturbances from ongoing mining operations and a decrease in the discount rate.

(x) Preferred shares

The following table shows the movement in the JV partners' preferred share investments in the JV for the years ended December 31, 2020 and 2019:

	December 31, 2020	December 31, 2019
	$	$
Balance, beginning of year	349,880	369,880
Investment in JV by Gold Fields	-	20,000
Distributions to partners during the year	(75,000)	(40,000)
Balance, end of year	274,880	349,880

GALIANO GOLD INC.
(formerly Asanko Gold Inc.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
(In thousands of United States Dollars, unless otherwise noted)

8. Investment in joint venture (continued)

(xi) Impairment

During the year ended December 31, 2019, the Company and its JV partners announced that the scope of the ongoing work associated with the AGM's life of mine (the "AGM LOM") plan would:

  target a remaining mine life of 8-10 years with gold production of 225,000 to 250,000 ounces per year;

  contemplate resources based on Localized Uniform Conditioning methodology;

  be based on NI43-101 standards and consistent with Gold Field's operating practices;

  be based on Measured and Indicated Mineral Resources using Datamine Mine Stope Optimization software;

  not include any major development capital investments such as further processing plant expansions or Esaase ore transportation infrastructure; and

  be based on metallurgical recovery estimates for Esaase fresh ore based on an updated metallurgical model, which would in turn be based on a test-work program currently underway at that time.

The Company previously prepared its Amended and Restated Definitive Feasibility Study related to the AGM on June 5, 2017 (and amended and restated on December 20, 2017, the "12/17 DFS"). The 12/17 DFS previously estimated the AGM's remaining life of mine to be between 14 and 21 years (ending 2030 - 2037) with gold production ranging from 108,000 ounces to 497,000 ounces.

Given that the target mine life and production was expected to result in the extraction of materially less than the total previously estimated reserves and resources of the AGM, the Company considered this to represent an indicator of possible impairment. Accordingly, the Company assessed the recoverable amount of the AGM, which was based on management's estimate of the fair value less cost of disposal of the AGM. The fair value less cost of disposal of the AGM (on a 100% basis) was estimated to be $211.8 million as at December 31, 2019 and included life of mine cash flow projections, on the basis of the updated scope. The projected cash flows were discounted using a post-tax discount rate of 8.4% which represented the weighted-average cost of capital commensurate with the risks associated with the AGM's cash flows.  The Company's estimated gold price considered analysts' consensus pricing for the estimated duration of the AGM LOM plan. The gold price assumptions were as follows:

Gold price assumption	2020	2021	2022 to 2024	Long-term	Weighted Average
Gold price (per ounce)	$1,500	$1,425	$1,400	$1,350	$1,373

During the year ended December 31, 2019, the Company determined that an impairment of $289.6 million was required at the AGM based on its estimate of the recoverable amount of the AGM. Management's estimate of the fair value of the AGM was classified as Level 3 in the fair value hierarchy.

As at December 31, 2020, the Company did not identify any further indicators of impairment of the AGM CGU based on information available to management at the time of preparing these audited consolidated financial statements, nor had the indicators of impairment identified in 2019, which gave rise to the above-mentioned impairment, reversed suggesting a possible reversal of previously recorded impairments.

GALIANO GOLD INC.
(formerly Asanko Gold Inc.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
(In thousands of United States Dollars, unless otherwise noted)

8. Investment in joint venture (continued)

(xii)   Finance expense

     The following is a summary of finance expense incurred by the JV during the years ended December 31, 2020 and 2019:

	December 31, 2020	December 31, 2019
	$	$
Realized and unrealized losses on hedging instruments	(366)	(4,440)
Interest on lease liabilities (note viii)	(732)	(1,817)
Fees and expenses associated with RCF (note vii)	(1,198)	(1,670)
Accretion charges on asset retirement provisions (note ix)	(550)	(903)
Other	(319)	(75)
Total finance expense	(3,165)	(8,905)

(xiii) The cash flows of the AGM, on a 100% basis, were as follows for the years ended December 31, 2020 and 2019:

	December 31, 2020	December 31, 2019
	$	$
Cash provided by (used in):
Operating cash flow before working capital changes	183,065	109,785
Operating activities	152,322	120,375
Investing activities	(69,108)	(62,672)
Financing activities	(62,590)	(35,272)
Impact of foreign exchange on cash and cash equivalents	(128)	(321)
Increase in cash and cash equivalents during the year	20,496	22,110
Cash and cash equivalents and restricted cash, beginning of year	43,758	21,648
Cash and cash equivalents and restricted cash, end of year	64,254	43,758

GALIANO GOLD INC.
(formerly Asanko Gold Inc.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
(In thousands of United States Dollars, unless otherwise noted)

9. Right-of-use asset and lease liability

During the year ended December 31, 2019, the Company entered into a lease agreement for corporate office space with an effective date of September 1, 2019. Upon obtaining the contractual right to use the new office space, the Company recognized a right-of-use asset and corresponding lease liability for the office space lease agreement in accordance with IFRS 16, amounting to $0.6 million. The following table shows the movement in the right-of-use asset related to a corporate office space lease agreement for the years ended December 31, 2020 and 2019.

	December 31, 2020	December 31, 2019
	$	$
Balance, beginning of year	589	-
Recognition of office space lease agreement entered into during the year	-	624
Depreciation expense for the year	(104)	(35)
Balance, end of year	485	589

The following table shows the movement in the lease liability related to a corporate office space lease agreement for the years ended December 31, 2020 and 2019:

	December 31, 2020	December 31, 2019
	$	$
Balance, beginning of year	597	-
Recognition of office space lease agreement entered into during the year	-	624
Lease payments made during the year	(117)	(39)
Interest expense	35	12
Total lease liability	515	597

Less: current lease liability	(94)	(83)

Total non-current lease liability	421	514

GALIANO GOLD INC.
(formerly Asanko Gold Inc.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
(In thousands of United States Dollars, unless otherwise noted)

10. Share capital

(a) Authorized:

Unlimited common shares without par value or restrictions.

The Company was previously authorized to issue unlimited preferred shares without par value or restrictions. At the Company's Annual General and Special Meeting of Shareholders held on April 30, 2020, the Company's Notice of Articles was updated to remove preferred shares from the Company's capital structure.

(b) Issued and outstanding common shares

	Number of shares	Amount
		$
Balance, December 31, 2018	225,804,614	578,853
Issued pursuant to exercise of share-based options (note 11(a))	403,116	490
Shares repurchased and cancelled under normal course issuer bid (note 10(c))	(1,108,920)	(958)
Balance, December 31, 2019	225,098,810	578,385
Issued pursuant to exercise of share-based options (note 11(a))	1,912,775	2,661
Shares repurchased and cancelled under normal course issuer bid (note 10(c))	(2,758,063)	(2,296)
Balance, December 31, 2020	224,253,522	578,750

(c) Normal course issuer bid

The Company received approval from the TSX to commence a normal course issuer bid ("NCIB") on November 15, 2019 to purchase up to 11,310,386 common shares, representing 5% of the Company's issued and outstanding common shares. Purchases pursuant to the NCIB are made on the open market through the facilities of the TSX and NYSE American.

All common shares purchased by the Company under the NCIB were purchased at the market price at the time of acquisition in accordance with the rules and policies of the TSX and NYSE American and applicable securities laws. All common shares acquired by the Company under the NCIB were cancelled and purchases were funded out of the Company's working capital. The NCIB had a term of one-year and was terminated on November 14, 2020.

During the year ended December 31, 2020, the Company repurchased for cancellation a total of 2,758,063 common shares under the NCIB program for $2.3 million (year ended December 31, 2019 - repurchased and cancelled 1,108,920 common shares for $1.0 million).  For the year ended December 31, 2020, the weighted average acquisition price was $0.83 per share (year ended December 31, 2019 - $0.86 per share). Over the term of the NCIB, the Company repurchased and cancelled a total of 3,866,983 common shares for $3.3 million, at a weighted average price of $0.84 per share.

GALIANO GOLD INC.
(formerly Asanko Gold Inc.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
(In thousands of United States Dollars, unless otherwise noted)

10. Share capital (continued)

(d) At-the-Market Offering ("ATM")

On June 25, 2020, the Company entered into an ATM agreement with H.C. Wainwright & Co. and Cormark Securities (the "Agents"). Under the ATM agreement, the Company may, at its discretion and from time-to-time during the term of the ATM agreement, sell through the Agents common shares of the Company for aggregate gross proceeds to the Company of up to $50.0 million (the "Offering"). The Company expects to use any net proceeds of the Offering for general corporate and working capital requirements, including, but not limited to, funding ongoing exploration and operations at the Asanko Gold Mine, funding the Company's working capital requirements, repaying indebtedness outstanding from time to time, completing future acquisitions and/or for other corporate purposes.

Sales of common shares will be made through "at-the-market distributions" as defined in the Canadian Securities Administrators' National Instrument 44-102 - Shelf Distributions, including sales made directly on the NYSE American, or any other recognized marketplace upon which the Company's common shares are listed or quoted or where the common shares are traded in the United States. No offers or sales of common shares will be made in Canada on the Toronto Stock Exchange or other trading markets in Canada. The Company will pay the Agents a commission of 3.0% of the aggregate gross proceeds from each sale of common shares. The Company will determine, in its sole discretion, the date, price and number of common shares to be sold under the Offering, if any.  Any common shares sold in the Offering will be distributed at market prices or prices related to prevailing market prices from time to time. The Company is not required to sell any common shares under the Offering at any time.

The Offering was made by way of a prospectus supplement dated June 25, 2020 (the "Prospectus Supplement") to the Company's existing U.S. registration statement on Form F-10 (the "Registration Statement") and Canadian short form base shelf prospectus (the "Base Shelf Prospectus") each dated June 11, 2020. The Prospectus Supplement relating to the Offering has been filed with the securities commissions in each of the provinces and territories of Canada (other than Québec) and with the U.S. Securities and Exchange Commission (the "SEC"). The Prospectus Supplement and the Registration Statement are available on the SEC's website and the Prospectus Supplement (together with the related Base Shelf Prospectus) is available on the SEDAR website maintained by the Canadian Securities Administrators.

In addition, in connection with Gold Fields existing pre-emptive right to maintain its 9.9% pro rata ownership interest in the Company, the Company has agreed to sell to Gold Fields, from time to time during the term of the Offering at Gold Fields' election, on a private basis, such number of common shares as represent 9.9% of the common shares issued under the Offering, if any.

During the year ended December 31, 2020, the Company did not issue any common shares under the Offering.

GALIANO GOLD INC.
(formerly Asanko Gold Inc.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
(In thousands of United States Dollars, unless otherwise noted)

11. Equity reserves

At the Company's Annual General and Special Meeting of shareholders on April 30, 2020, the shareholders approved the Company's amended and restated Share Unit Plan dated April 30, 2020 (the "Share Unit Plan"). Under the Share Unit Plan, the Company is able to issue a combination of equity-settled RSUs, performance share units ("PSUs") and deferred share units ("DSUs") up to 5% of the outstanding common shares of the Company, provided that the total number of stock options and equity-settled RSUs, PSUs and DSUs do not exceed 9% of the Company's outstanding common shares. The Company's Board (at its sole discretion) may designate future grants of RSUs, PSUs and DSUs to be settled in either cash, equity or a combination thereof.

Prior to the approval of the amended and restated Share Unit Plan, the Company had an approved Restricted and Performance Share Unit Cash Plan (the "RSU Plan"). Under the RSU Plan, the Company granted share units from time to time to its directors, officers and employees. RSUs are awards for service which upon vesting and settlement entitled the recipient to receive a cash payment equal to the fair market value of a common share at the vesting date. The Board, at its sole discretion, determined any and all vesting conditions of granted RSUs.  All RSUs granted in 2020 were under this RSU Plan.

(a) Stock options

The Company maintains a rolling stock option plan providing for the issuance of stock options to its directors, officers, employees and other service providers. Options granted vest 33% every twelve months following the grant date for a total vesting period of three years.

During the year ended December 31, 2020, the Company recognized share-based payments expense relating to stock options of $0.7 million (year ended December 31, 2019 - share-based payments expense relating to stock options of $1.0 million).

Additionally, during the year ended December 31, 2020, 1,912,775 stock options with a weighted average exercise price of C$1.33 were exercised by directors, officers and/or employees of the Company for total aggregate proceeds of $1.9 million (year ended December 31, 2019 - 403,116 stock options exercised with a weighted average exercise price of C$1.09 for total aggregate proceeds of $0.3 million)

The following table is a reconciliation of the movement in share-based options for the year:

	Number of Options	Weighted average exercise price
		C$
Balance, December 31, 2018	13,482,427	2.22
Granted	3,803,700	0.99
Exercised	(403,116)	1.09
Cancelled/Expired	(4,314,649)	2.07
Balance, December 31, 2019	12,568,362	1.93
Granted	4,676,000	1.39
Exercised	(1,912,775)	1.33
Cancelled/Expired/Forfeited	(7,000,767)	1.88
Balance, December 31, 2020	8,330,820	1.81

The fair value of the share-based options granted is determined using the Black Scholes pricing model. For all grants during the year ended December 31, 2020, the weighted average expected life, dividend yield and forfeiture rate were 3.86 years, nil and 10.68%, respectively. For all grants during the year ended 2019, the weighted average expected life, dividend yield and forfeiture rate were 3.79 years, nil and 3.10%, respectively.

GALIANO GOLD INC.
(formerly Asanko Gold Inc.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
(In thousands of United States Dollars, unless otherwise noted)

11. Equity reserves (continued)

Other conditions and assumptions used in the Black Scholes models were as follows:

	Number of options granted	Weighted average exercise price	Weighted average risk-free interest rate	Weighted average volatility	Weighted average Black-Scholes value assigned
		C$			C$
Year ended December 31, 2019	3,803,700	0.99	2.38%	66.93%	0.50
Year ended December 31, 2020	4,676,000	1.39	0.72%	62.92%	0.59

The following table summarizes the share-based options outstanding and exercisable as at December 31, 2020:

	Total options outstanding			Total options exercisable
Range of exercise price	Number	Weighted average contractual life (years)	Weighted average exercise price C$	Number	Weighted average contractual life (years)	Weighted average exercise price C$
C$0.00-C$1.00	1,629,336	3.16	0.96	435,000	3.17	0.95
C$1.01-C$2.00	4,878,484	3.41	1.38	969,632	0.91	1.65
C$2.01-C$3.00	323,000	4.33	2.27	30,000	1.36	3.00
C$3.01-C$4.00	1,430,000	1.16	3.96	1,430,000	1.16	3.96
C$4.01-C$5.00	70,000	0.86	4.77	70,000	0.86	4.77
	8,330,820	2.99	1.81	2,934,632	1.37	2.76

(b) Restricted share units

The following table is a reconciliation of the movement in RSUs for the years presented:

	Number of RSUs
	December 31, 2020	December 31, 2019
Balance, beginning of year	2,243,255	1,455,180
Granted	2,371,700	2,024,553
Settled in cash	(844,361)	(481,622)
Cancelled/Forfeited	(1,349,394)	(754,856)
Balance, end of year	2,421,200	2,243,255

For all RSUs granted during the year ended December 31, 2020, the awards vest in three equal tranches over a service period of three years and had an estimated forfeiture rate of 4.22% (December 31, 2019 - 2.56%).

The RSUs granted are cash-settled awards and, therefore, represent a financial liability which is required to be marked-to-market at each reporting period-end with changes in fair value recognized in the Statement of Operations and Comprehensive Income (Loss). For the year ended December 31, 2020, the Company recognized share-based compensation expense in relation to RSUs of $1.5 million (year ended December 31, 2019 - $0.8 million).

GALIANO GOLD INC.
(formerly Asanko Gold Inc.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
(In thousands of United States Dollars, unless otherwise noted)

11. Equity reserves (continued)

As at December 31, 2020, the Company recognized a financial liability for cash-settled RSUs of $1.7 million (December 31, 2019 - $1.0 million). The financial liability associated with the cash-settled awards is recorded in accounts payable and accrued liabilities, for amounts expected to be settled within one year, and a separate non-current liability for amounts to be settled in excess of one year. The following table is a reconciliation of the movement in the RSU liability for the years presented:

	December 31, 2020	December 31, 2019
	$	$
Balance, beginning of year	1,001	541
Awards vested during the year, net of cancelled/forfeited awards	1,460	819
Settled in cash during the year	(803)	(359)
Total RSU liability, end of year	1,658	1,001

Less: current portion of RSU liability	(1,046)	(585)
Total non-current RSU liability, end of year	612	416

(c) Phantom share units

On November 6, 2020, the Company granted 1,000,000 cash-settled phantom share units to the Chair of the Board.  The units will vest three years from the grant date, but will only become payable upon the Chair's departure from the Board or upon a change of control of the Company, in a cash settlement amount equal to the value of 1,000,000 common shares (in C$) as at the Chair's departure date or date of change of control.

Similar to the Company's RSUs, the phantom share units represent a financial liability, as they will be settled in cash, and will be marked-to-market at each reporting period end and presented in the Statement of Financial Position as a long-term incentive plan liability. For the year ended December 31, 2020, the Company recognized share-based compensation expense of $0.1 million (year ended December 31, 2019 - nil) in relation to the phantom share units and a corresponding liability is included in the long-term incentive plan liability as at December 31, 2020 (December 31, 2019 - nil).

12. Commitments and contingencies

Commitments

As at December 31, 2020, the Company had contractual obligations totaling $4.8 million (December 31, 2019 - $3.5 million).

The following table reflects the Company's contractual obligations as they fall due, excluding commitments and liabilities of the JV, as at December 31, 2020 and 2019:

	Less than 1 year	1 - 5 years	Over 5 years	At December 31, 2020	At December 31, 2019
Accounts payable and accrued liabilities	2,478	-	-	2,478	1,649
Long-term incentive plan (cash-settled awards)	1,046	668	-	1,714	1,001
Corporate office leases	126	501	-	627	823
Total	3,650	1,169	-	4,819	3,473

In addition to the above commitments, the Company has provided various parent company guarantees related to the unfunded portion of the AGM's reclamation bond in the amount of $5.9 million.

GALIANO GOLD INC.
(formerly Asanko Gold Inc.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
(In thousands of United States Dollars, unless otherwise noted)

12. Commitments and contingencies (continued)

Contingencies

Due to the nature of its business, the Company may be subject to regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of its business. While the Company cannot reasonably predict the ultimate outcome of these actions, and inherent uncertainties exist in predicting such outcomes, the Company believes that the ultimate resolution of these actions is not reasonably likely to have a material adverse effect on the Company's financial condition or future results of operations.

13. General and administrative expenses

The following is a summary of general and administrative expenses incurred by the Company during the years ended December 31, 2020 and 2019. The general and administrative expenses for the period presented include, but are not limited to, those expenses incurred in order to earn the service fee as operators of the JV (note 6).

	Year ended December 31,
	2020	2019
	$	$
Wages, benefits and consulting	(9,200)	(7,723)
Office, rent and administration	(907)	(800)
Professional and legal	(1,001)	(452)
Share-based payments	(2,168)	(1,789)
Travel, marketing, investor relations and regulatory	(1,317)	(966)
Other	(164)	(98)
Total	(14,757)	(11,828)

14. Finance income

The following is a summary of finance income earned by the Company during the years ended December 31, 2020 and 2019.

	Year ended December 31,
	2020	2019
	$	$
Fair value adjustment on redeemable preference shares (note 7(a))	7,774	-
Accretion income on redeemable preference shares (note 7(b))	-	516
Interest income and other	551	355
Total finance income	8,325	871

GALIANO GOLD INC.
(formerly Asanko Gold Inc.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
(In thousands of United States Dollars, unless otherwise noted)

15. Finance expense

The following is a summary of finance expenses incurred by the Company during the years ended December 31, 2020 and 2019.

	Year ended December 31,
	2020	2019
	$	$
Fair value adjustment on redeemable preference shares (note 7(a))	-	(35,626)
Interest on lease liability (note 9)	(35)	(12)
Other	(10)	(12)
Total finance expense	(45)	(35,650)

16. Income tax

a) Tax expense

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings from continuing operations before taxes. These differences result from the following items:

	Year ended December 31,
	2020	2019
	$	$
Average statutory tax rate	27%	27%

Income (loss) before income taxes	57,376	(167,928)

Expected income tax expense (recovery)	15,492	(45,341)

Increase in income tax expense (recovery) resulting from:
Permanent differences:
Share of net (income) loss related to joint venture	(15,974)	34,091
Fair value adjustment and accretion on redeemable preferences shares	(2,099)	9,480
Share-based payments	176	483
Withholding taxes	-	292
Other	145	(46)
True-up prior year balances	261	-
Effect of differences in tax rate in foreign jurisdictions	8	8
Change in unrecognized tax assets	1,984	1,033
Foreign exchange and other	7	-
Income tax expense	-	-

GALIANO GOLD INC.
(formerly Asanko Gold Inc.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
(In thousands of United States Dollars, unless otherwise noted)

16. Income tax (continued)

b) Deferred tax liabilities and assets

The significant components of the Company's deferred tax assets and liabilities were as follows:

	Year ended December 31,
	2020	2019
	$	$
Lease liability	139	159
Right-of-use asset	(139)	(159)
Total	-	-

As at December 31, 2020, the Company has tax losses of $64.0 million (December 31, 2019 - $55.6 million) in Canada which expire between 2029 and 2040.

Deductible temporary differences and unused tax losses for which no deferred tax assets have been recognized are attributable to the following:

	Year ended December 31,
	2020	2019
	$	$
Property, plant and equipment	48	66
Share issuance costs	18	26
Investment in associate	275	275
Accounts payable and accrued liabilities	467	4
Lease liability	8	2
Capital losses	2,476	2,476
Non-capital losses carried forward	17,299	15,035
Foreign tax credits	-	724
Total	20,591	18,608

The aggregate amount of deductible temporary differences associated with investments in subsidiaries for which deferred taxes have not been recognized as at December 31, 2020 was $242.1 million (December 31, 2019 - deductible temporary differences of $175.1 million).

GALIANO GOLD INC.
(formerly Asanko Gold Inc.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
(In thousands of United States Dollars, unless otherwise noted)

17. Income (loss) per share

For the years ended December 31, 2020 and 2019, the calculation of basic and diluted earnings per share is based on the following data:

	Year ended December 31,
	2020	2019

Earnings ($)
Net income (loss) for the year	57,376	(167,928)

Number of shares
Weighted average number of ordinary shares - basic	223,655,880	225,867,169
Effect of dilutive share options	1,263,594	-
Weighted average number of ordinary shares - diluted	224,919,474	225,867,169

For the year ended December 31, 2020, excluded from the calculation of diluted weighted average shares outstanding were 5,978,748 share-based options that were determined to be anti-dilutive.

For the year ended December 31, 2019, the effect of all potentially dilutive securities was anti-dilutive, given that the Company reported a net loss for the year.

18. Supplemental cash flow information

The following table summarizes the changes in non-cash working capital for the years ended December 31, 2020 and 2019:

	Year ended December 31,
	2020	2019
	$	$
Receivables and receivable due from related party	1,600	(1,864)
Prepaid expenses and deposits	(144)	(176)
Accounts payable and accrued liabilities	69	(1,720)
Change in non-cash working capital	1,525	(3,760)

GALIANO GOLD INC.
(formerly Asanko Gold Inc.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
(In thousands of United States Dollars, unless otherwise noted)

19. Segmented information

Geographic Information

As at December 31, 2020, the Company has only one reportable operating segment being the corporate function with its head office in Canada.  Total assets in Ghana include the Company's 45% interest in the Asanko Gold Mine JV.

Geographic allocation of total assets and liabilities

December 31, 2020	Canada	Ghana	Total
	$	$	$
Current assets	65,541	-	65,541
Property, plant and equipment and right-of-use assets	591	-	591
Other non-current assets	-	137,458	137,458
Total assets	66,132	137,458	203,590
Current liabilities	3,618	-	3,618
Non-current liabilities	1,089	-	1,089
Total liabilities	4,707	-	4,707

December 31, 2019	Canada	Ghana	Total
	$	$	$
Current assets	35,800	-	35,800
Property, plant and equipment and right-of-use assets	679	-	679
Other non-current assets	-	108,025	108,025
Total assets	36,479	108,025	144,504
Current liabilities	2,317	-	2,317
Non-current liabilities	930	-	930
Total liabilities	3,247	-	3,247

GALIANO GOLD INC.
(formerly Asanko Gold Inc.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
(In thousands of United States Dollars, unless otherwise noted)

19. Segmented information (continued)

Geographic allocation of the Statement of Operations and Comprehensive Income (loss)

For the year ended December 31, 2020:

	Canada	Ghana	Total
	$	$	$
Share of net earnings related to joint venture	-	59,159	59,159
Service fee earned as operators of joint venture	4,917	-	4,917
General and administrative expenses	(14,757)	-	(14,757)
(Loss) income from operations and joint venture	(9,840)	59,159	49,319

Finance income	551	7,774	8,325
Finance expense	(45)	-	(45)
Foreign exchange loss	(223)	-	(223)
Net (loss) income and comprehensive (loss) income for the year	(9,557)	66,933	57,376

For the year ended December 31, 2019:

	Canada	Ghana	Total
	$	$	$
Share of net loss related to joint venture	-	(126,264)	(126,264)
Service fee earned as operators of joint venture	4,963	-	4,963
General and administrative expenses	(11,828)	-	(11,828)
Loss from operations and joint venture	(6,865)	(126,264)	(133,129)

Finance income	355	516	871
Finance expense	(24)	(35,626)	(35,650)
Foreign exchange loss	(20)	-	(20)
Net loss and comprehensive loss for the year	(6,554)	(161,374)	(167,928)

20. Capital management

The Company's objectives in managing capital are to ensure that the Company has the financial capacity to support its operations with sufficient capability to manage unforeseen operational or industry developments, ensure the Company has the capital and capacity to support the long-term growth strategies of the JV, and to provide returns for shareholders and benefits for other stakeholders. The Company defines capital that it manages as total shareholders' equity, being a total of $198.9 million as at December 31, 2020 (December 31, 2019 - $141.3 million).

The Company is not subject to externally imposed capital requirements or covenants.

GALIANO GOLD INC.
(formerly Asanko Gold Inc.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
(In thousands of United States Dollars, unless otherwise noted)

20. Capital management (continued)

The Company manages its capital structure and makes adjustments to it in light of general economic conditions, the risk characteristics of the underlying assets and the Company's working capital requirements associated with ongoing operations and corporate development plans. In order to maintain or adjust its capital structure, the Company entered into an ATM agreement (note 10(d)) under which the Company may, at its discretion and from time-to-time during the term of the ATM agreement, sell through the Agents common shares of the Company for aggregate gross proceeds to the Company of up to $50.0 million. As of December 31, 2020, no common shares have been issued under the Offering. The Company does not currently pay out dividends, however an NCIB program was initiated in November 2019 (see note 10(c)) and was terminated in November 2020. The Board of Directors reviews and approves any material transactions out of the ordinary course of business, including proposals on acquisitions or other major investments or divestitures, as well as capital and operating budgets. The Company's investment policy is to invest its cash in highly liquid short-term interest-bearing investments with maturities of 180 days or less from the original date of acquisition.

The Company has not made any changes to its policies and processes for managing capital during the year.

21. Financial instruments

As at December 31, 2020, the Company's financial instruments consist of cash and cash equivalents, receivable due from related party, preferred shares in the JV, accounts payable and accrued liabilities and long-term incentive plan liabilities. The Company classifies cash and cash equivalents and the related party receivable as financial assets measured at amortized cost, while accounts payable and accrued liabilities are classified as other financial liabilities and measured at amortized cost. The long-term incentive plan liabilities are a financial liability measured at fair value through profit or loss and falls within Level 3 of the fair value hierarchy as discussed below.

Refer to note 7 for the classification and measurement of the preferred share financial assets.

The fair value hierarchy comprises:

Level 1 - fair values based on unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 - fair values based on inputs that are observable for the asset or liability, either directly or indirectly; and

Level 3 - fair values based on inputs for the asset or liability that are not based on observable market data.

The Company's policy for determining when a transfer occurs between levels in the fair value hierarchy is to assess the impact at the date of the event or the change in circumstances that could result in a transfer. There were no transfers between the levels during the years ended December 31, 2020 or 2019.

The fair values of all financial assets and liabilities measured at amortized cost approximate their carrying values given their short-term to maturity.

The risk exposure arising from these financial instruments is summarized as follows:

(a) Credit risk

Credit risk is the risk of an unexpected loss if a customer or the issuer of a financial instrument fails to meet its contractual obligations. The Company is subject to credit risk on the cash and cash equivalent balances held at banks in Canada, South Africa, and Barbados. The risk of loss associated with cash investments is considered to be low as the Company's cash and cash equivalents are held with highly rated banking institutions.

GALIANO GOLD INC.
(formerly Asanko Gold Inc.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
(In thousands of United States Dollars, unless otherwise noted)

21. Financial instruments (continued)

As at December 31, 2020, the Company had a receivable due from the JV of $2.7 million (December 31, 2019 - $4.2 million) and interest receivable of $0.2 million (December 31, 2019 - $0.1 million). Credit risk associated with the related party receivable is considered to be low based on the liquidity of available funds of the JV.  Additionally, credit risk associated with the interest receivable is also low given the amount is due from a highly rated banking institution in Canada.  The Company expects to receive GST refunds on a regular basis from the Canada Revenue Agency and makes monthly GST filings (as required by law). The Company does not consider there to be a significant credit risk related to the GST receivable balance as at December 31, 2020.

In addition, the Company is exposed to credit risk on its preferred share investments in the JV (note 7). With respect to the 137.4 million preference shares, credit risk is mitigated by monitoring the financial condition of the JV on a regular basis.  The Company's maximum exposure to credit risk in relation to the preferred shares at the reporting date is the carrying value of the financial asset totaling $78.3 million.

(b) Liquidity risk

Liquidity risk encompasses the risk that the Company cannot meet its financial obligations as they fall due. The Company manages liquidity risk through a rigorous planning and budgeting process, which is reviewed and updated on a regular basis, to help determine the funding requirements to support current operations, expansion and development plans, and by managing the Company's capital structure (note 20). By managing liquidity risk, the Company aims to ensure that it will have sufficient liquidity to settle obligations and liabilities as they fall due. Subsequent to the JV Transaction, the Company has no current direct sources of revenue and any free cash flows generated by AGM are no longer within the Company's exclusive control as the disposition of cash from the JV is governed by the JVA (note 8). However, through a combination of the Company's cash balance, cash flows from its investment in the JV, and the ongoing management fee receipts from the JV (note 6), the Company believes it is in a position to meet all working capital requirements, contractual obligations and commitments as they fall due. The Company's cash flows, however, and its ability to meet working capital requirements and contractual obligations are significantly influenced by the price of gold and the performance of the AGM. The Company aims to manage its liquidity by ensuring that, even in a low gold price environment, it can manage spending and provide adequate cash flow to meet all commitments.

As at December 31, 2020, the Company had a cash and cash equivalents balance of $62.2 million (December 31, 2019 - $31.1 million) allowing it to settle current liabilities of $3.6 million (December 31, 2019 - $2.3 million) as they become due.

(c) Market risk

(i) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As disclosed in note 7, the Company holds preferred shares in the JV which are carried at fair value through profit or loss with fair value determined by reference to a discounted cash flow model.  Changes in interest rates would impact the discount rate applied to forecast future cash flows and accordingly the fair value of the preferred shares; however, changes in interest rates would not impact the amount or timing of forecast future cash flows.

With other variables, unchanged, a 1% decrease (increase) in the annualized interest rate would have resulted in a $3.6 million increase and $3.4 million decrease, respectively, to the Company's after-tax net income for the year ended December 31, 2020 (year ended December 31, 2019 - $3.9 million increase and $3.6 million decrease, respectively).

GALIANO GOLD INC.
(formerly Asanko Gold Inc.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
(In thousands of United States Dollars, unless otherwise noted)

21. Financial instruments (continued)

The Company's cash and cash equivalents earn interest income at variable rates and accordingly future interest income is subject to fluctuations in short-term interest rates. A +/-1% change in short-term interest rates would have resulted in a $0.6 million increase or decrease on the Company's interest income for the year ended December 31, 2020 (year ended December 31, 2019 - immaterial change to interest income earned).

(ii) Foreign currency risk

As at December 31, 2020 and 2019, the Company's exposure to foreign currency risk was limited to the following balances:

December 31, 2020	Foreign currency amount		USD Equivalent
	C$ (000s)	ZAR (000s)	$
Cash and cash equivalents	280	6,954	696
Receivables	37	43	32
Accounts payable and accrued liabilities	(1,769)	(436)	(1,417)
Long-term incentive plan liabilities	(2,187)	-	(1,715)
Lease liability	(657)	-	(515)
Net exposure to foreign currency	(4,296)	6,561	(2,919)

December 31, 2019	Foreign currency amount		USD Equivalent
	C$ (000s)	ZAR (000s)	$
Cash and cash equivalents	195	2,588	330
Receivables	31	34	26
Accounts payable and accrued liabilities	(1,511)	(826)	(1,209)
Long-term incentive plan liabilities	(1,315)	-	(1,001)
Lease liability	(784)	-	(597)
Net exposure to foreign currency	(3,384)	1,796	(2,451)

A +/-10% change in the prevailing exchange rates as at December 31, 2020, with all other variables held constant, would have resulted in a $0.3 million decrease (increase) to the Company's after-tax net income for the year ended December 31, 2020 (year ended December 31, 2019 - $0.2 million decrease (increase) to after-tax net loss).

(iii) Price risk

Price risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from currency risk or interest rate risk. Future cash flows from the JV are expected to be received as redemptions of the Company’s preference shares in the JV (note 7). During the year, the JV entered into hedging programs to manage the AGM’s exposure to gold price risk with an objective of margin protection. The fair value of the preference shares would not be materially impacted by a 10% increase (decrease) in the gold price as there would be no change to the estimated timing of distributions made to the JV partners.

GALIANO GOLD INC.
(formerly Asanko Gold Inc.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
(In thousands of United States Dollars, unless otherwise noted)

22. Related party transactions

In addition to the service fee earned as operator of the JV (note 6), the Company's related party transactions included compensation paid to key management personnel (being directors and executive officers of the Company), which was as follows for the years presented:

	Year ended December 31,
	2020	2019
	$	$
Salaries and benefits	3,291	3,251
Share-based payments	1,096	1,041
Total compensation	4,387	4,292

Key management personnel consist of directors and officers of the Company.

23. Subsequent event

On March 10, 2021, the Board of Directors approved for granting to directors, officers and employees of the Company a total of 4.5 million stock options, 0.9 million PSUs, 0.8 million DSUs and 0.2 million RSUs.